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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*




                           ACCEL INTERNATIONAL CORP.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.10 Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   004299103
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                                 (Cusip Number)




Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of 4 pages

 CUSIP NO.                                     13G                                       PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |    Spitzer Profit Sharing and Savings Plan under agreement dated                                  |
|     |    December 31, 1997.                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                                   |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |    United States of America - State of Ohio                                                       |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |   750,250 shares                                                |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |   0                                                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |   750,250 shares                                                |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |   0                                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |   750,250                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                           |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |   8.67%                                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |   EP                                                                                              |
-----------------------------------------------------------------------------------------------------------


                     * SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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CUSIP No.  004299103                13G                            Page 3 of 4

ITEM
1.

        (a)   Accel International Corp.
        (b)   475 Metro Place North, Dublin, Ohio 43017


ITEM 2.

        (a) Spitzer Profit Sharing and Savings Plan under agreement dated December 31, 1973.
        (b)   150 E. Bridge Street, Elyria, Ohio 44035
        (c)   United States of America - State of Ohio
        (d)   Common Stock, $.10 par value
        (e)   004299103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


        (a)   Not applicable.
        (b)   Not applicable.
        (c)   Not applicable.
        (d)   Not applicable.
        (e)   Not applicable.
        (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.
        (g)   Not applicable.
        (h)   Not applicable.


ITEM 4.  OWNERSHIP:

        (a)  750,250 shares of Common Stock, $.10 par value
        (b)  8.67%
        (c)  i)    750,250 shares
             ii)   0
             iii)  750,250 shares
             iv)   0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      The reporting person is governed by agreement dated December 31, 1973 (the "Agreement"). Pursuant to the Agreement, the reporting person's affairs are managed by a board of trustees which exercises sole authority with respect to the voting and disposition of shares owned by the reporting person. Pursuant to the authority granted to the board of trustees under the Agreement, Mr. Gary Blanchard, a member of the board of trustees, has been designated as having primary responsibility for managing the affairs of the reporting person, including, without limitation, the voting and disposition of shares owned by the reporting person. In performing his duties, however, Mr. Blanchard is subject to the oversight, and his decisions are subject to the approval or ratification, of the full board of trustees.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                                       February 10, 1998                   Date
                                  ----------------------------

                                      /s/ Gary Blanchard
                                  ----------------------------
                                  Gary Blanchard                      Signature

                                  Gary Blanchard, Trustee of the
                                  Spitzer Profit Sharing and Savings
                                  Plan under agreement dated
                                  December 31, 1973                  Name/Title